UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 1)

                         BROOKS AUTOMATION, INC. (BRKS)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    114340102
                                 (CUSIP Number)

                                David Nierenberg

                               The D3 Family Funds

                               19605 NE 8th Street

                                 Camas, WA 98607

                                  360-604-8600

          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,269,556 common shares (2.8%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,269,556
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,571,156 shares (5.7%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    394,700 common shares (0.87%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           394,700
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,571,156 shares (5.7%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    94,900 common shares (0.21%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           94,900
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,571,156 shares (5.7%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    617,650 common shares (1.36%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           617,650
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,571,156 shares (5.7%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is
     president of the General Partner, which is Nierenberg
     Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS* WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    194,350 common shares (0.43%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           194,350
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,571,156 shares (5.7%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        Common stock in BROOKS AUTOMATION, INC. (BRKS) 15 Elizabeth Drive, Chelmsford, MA 01824-4111.

Item 2. Identity and Background.

        The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2
        (d) and (e).

        Item 3. Source and Amount of Funds or Other Consideration

        Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

        Because we enthusiastically support BRKS acquisition of HELX, we acquired additional shares of BRKS. Not only has BRKS characterized the financial impact of this acquisition as "significantly accretive" (language which has real meaning at a time when lawyers agonize over every word in a press release), we also believe the acquisition will bring several important strategic and operating benefits to the combined company:

        o The combined companies will control 51% and potentially up to 66% of the value added content of the vacuum robotic systems they will manufacture, a large enough share of the value added to enable them to offer meaningful savings to Tier 1 semi-conductor capital equipment OEM's who are considering outsourcing their vacuum robotics systems to BRKS. We believe this acquisition will create a company with enough capability and scale to accelerate this outsourcing process.

        o HELX's field service capabilities will enable BRKS to more rapidly grow this profitable, stable source of recurring revenue.

        o We believe the overall management of the combined company will be strengthened through the merger, with BRKS bringing strong financial management and HELX strong operating and global manufacturing management.

        o Because the combined company will be one of the largest semiconductor capital equipment subsystems suppliers, we hope shareholders might enjoy greater liquidity and higher valuations.

        o Finally, we observed at Semicon West this week that the two CEO's of the companies already work very well together. We think the risk of friction is exceptionally low, both because the business lines are complementary and because of the flexible, accommodating personalities of the two CEO's.

Item 5. Interest in Securities of the Issuer.

        (a,b) The D3 Family Fund, L.P. owns and has sole voting and dispositive power over 1,269,556 common shares of BRKS.

        (c)   Date      Shares Bought     Price
            -------     -------------     -----
            7/11/05        90,300         14.66
            7/14/05       123,700         15.39

        (d) N/A

        (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits

        N/A

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

         July 15, 2005              /s/ DAVID NIERENBERG
                                    ----------------------------------------
                                    David Nierenberg
                                    President
                                    Nierenberg Investment Management Company,
                                    Inc., the General Partner of The D3 Family
                                    Fund, L.P

Item 1. Security and Issuer.

        Common stock in BROOKS AUTOMATION, INC. (BRKS) 15 Elizabeth Drive, Chelmsford, MA 01824-4111.

Item 2. Identity and Background.

        The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

        Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

        Because we enthusiastically support BRKS acquisition of HELX, we acquired additional shares of BRKS. Not only has BRKS characterized the financial impact of this acquisition as "significantly accretive" (language which has real meaning at a time when lawyers agonize over every word in a press release), we also believe the acquisition will bring several important strategic and operating benefits to the combined company:

        o The combined companies will control 51% and potentially up to 66% of the value added content of the vacuum robotic systems they will manufacture, a large enough share of the value added to enable them to offer meaningful savings to Tier 1 semi-conductor capital equipment OEM's who are considering outsourcing their vacuum robotics systems to BRKS. We believe this acquisition will create a company with enough capability and scale to accelerate this outsourcing process.

        o HELX's field service capabilities will enable BRKS to more rapidly grow this profitable, stable source of recurring revenue.

        o We believe the overall management of the combined company will be strengthened through the merger, with BRKS bringing strong financial management and HELX strong operating and global manufacturing management.

        o Because the combined company will be one of the largest semiconductor capital equipment subsystems suppliers, we hope shareholders might enjoy greater liquidity and higher valuations.

        o Finally, we observed at Semicon West this week that the two CEO's of the companies already work very well together. We think the risk of friction is exceptionally low, both because the business lines are complementary and because of the flexible, accommodating personalities of the two CEO's.

Item 5. Interest in Securities of the Issuer.

        (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting and dispositive power over 394,700 common shares of BRKS.

        (c)   Date      Shares Bought     Price
            -------     -------------     -----
            7/11/05        21,900         14.66
            7/14/05        39,300         15.39

        (d)   N/A

        (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits

        N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 2005                       /s/ DAVID NIERENBERG
Date                                ------------------------------------------
                                    David Nierenberg
                                    President
                                    Nierenberg Investment Management Company,
                                    Inc., the General Partner of the D3 Family
                                    Retirement Fund, L.P.

Item 1. Security and Issuer.

        Common stock in BROOKS AUTOMATION, INC. (BRKS) 15 Elizabeth Drive, Chelmsford, MA 01824-4111.

Item 2. Identity and Background.

        The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap Issuers. Located at 19605 N.E. 8th St., Camas,Washington 98607. No convictions or administrative proceedings as described in 2
        (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

        Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

        Because we enthusiastically support BRKS acquisition of HELX, we acquired additional shares of BRKS. Not only has BRKS characterized the financial impact of this acquisition as "significantly accretive" (language which has real meaning at a time when lawyers agonize over every word in a press release), we also believe the acquisition will bring several important strategic and operating benefits to the combined company:

        o The combined companies will control 51% and potentially up to 66% of the value added content of the vacuum robotic systems they will manufacture, a large enough share of the value added to enable them to offer meaningful savings to Tier 1 semi-conductor capital equipment OEM's who are considering outsourcing their vacuum robotics systems to BRKS. We believe this acquisition will create a company with enough capability and scale to accelerate this outsourcing process.

        o HELX's field service capabilities will enable BRKS to more rapidly grow this profitable, stable source of recurring revenue.

        o We believe the overall management of the combined company will be strengthened through the merger, with BRKS bringing strong financial management and HELX strong operating and global manufacturing management.

        o Because the combined company will be one of the largest semiconductor capital equipment subsystems suppliers, we hope shareholders might enjoy greater liquidity and higher valuations.

        o Finally, we observed at Semicon West this week that the two CEO's of the companies already work very well together. We think the risk of friction is exceptionally low, both because the business lines are complementary and because of the flexible, accommodating personalities of the two CEO's.

Item 5. Interest in Securities of the Issuer.

        (a,b) The D3 Children's Fund, L.P. owns and has sole voting and dispositive power over 94,900 common shares of BRKS.

        (c)   Date      Shares Bought     Price
            -------     -------------     -----
            6/15/05         1,000         15.64
            7/11/05        14,000         14.66
            7/14/05         9,500         15.39

        (d)  N/A

        (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits

        N/A

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


      July 15, 2005                  /s/ DAVID NIERENBERG
                                     ------------------------------------------
                                     David Nierenberg
                                     President
                                     Nierenberg Investment Management
                                     Company, Inc., the General Partner of
                                     The D3 Children's  Fund, L.P.

Item 1. Security and Issuer.

        Common stock in BROOKS AUTOMATION, INC. (BRKS) 15 Elizabeth Drive, Chelmsford, MA 01824-4111.

Item 2. Identity and Background.

        The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2
        (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

        Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

        Because we enthusiastically support BRKS acquisition of HELX, we acquired additional shares of BRKS. Not only has BRKS characterized the financial impact of this acquisition as "significantly accretive" (language which has real meaning at a time when lawyers agonize over every word in a press release), we also believe the acquisition will bring several important strategic and operating benefits to the combined company:

        o The combined companies will control 51% and potentially up to 66% of the value added content of the vacuum robotic systems they will manufacture, a large enough share of the value added to enable them to offer meaningful savings to Tier 1 semi-conductor capital equipment OEM's who are considering outsourcing their vacuum robotics systems to BRKS. We believe this acquisition will create a company with enough capability and scale to accelerate this outsourcing process.

        o HELX's field service capabilities will enable BRKS to more rapidly grow this profitable, stable source of recurring revenue.

        o We believe the overall management of the combined company will be strengthened through the merger, with BRKS bringing strong financial management and HELX strong operating and global manufacturing management.

        o Because the combined company will be one of the largest semiconductor capital equipment subsystems suppliers, we hope shareholders might enjoy greater liquidity and higher valuations.

        o Finally, we observed at Semicon West this week that the two CEO's of the companies already work very well together. We think the risk of friction is exceptionally low, both because the business lines are complementary and because of the flexible, accommodating personalities of the two CEO's.

Item 5. Interest in Securities of the Issuer.

        (a,b) The D3 Offshore Fund, L.P. owns and has sole voting and dispositive power over 617,650 common shares of BRKS.

        (c)   Date      Shares Bought     Price
            -------     -------------     -----
            5/18/05        40,000         14.29
            5/23/05        30,000         14.42
            5/24/05         5,700         14.38
            5/25/05         7,000         14.28
            6/1/05         10,000         15.38
            6/2/05         10,000         15.62
            6/3/05         25,000         15.29
            6/6/05         43,500         15.05
            6/7/05         20,000         15.22
            6/8/05         15,000         15.29
            6/9/05          5,000         15.36
            6/13/05        10,000         15.73
            6/14/05        22,000         15.74
            6/15/05         4,400         15.62
            6/24/05        10,000         15.33
            7/11/05       102,300         14.66
            7/14/05        58,750         15.39

        (d)  N/A

        (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits

        N/A

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


         July 15, 2005            /s/ DAVID NIERENBERG
                                  --------------------
                                  David Nierenberg
                                  President
                                  Nierenberg Investment Management
                                  Company, Inc., the General Partner of
                                  the D3 Offshore Fund, L.P.

Item 1. Security and Issuer.

        Common stock in BROOKS AUTOMATION, INC. (BRKS) 15 Elizabeth Drive, Chelmsford, MA 01824-4111.

Item 2. Identity and Background.

        The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St.,
        Camas,Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

        Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

        Because we enthusiastically support BRKS acquisition of HELX, we acquired additional shares of BRKS. Not only has BRKS characterized the financial impact of this acquisition as "significantly accretive" (language which has real meaning at a time when lawyers agonize over every word in a press release), we also believe the acquisition will bring several important strategic and operating benefits to the combined company:

        o The combined companies will control 51% and potentially up to 66% of the value added content of the vacuum robotic systems they will manufacture, a large enough share of the value added to enable them to offer meaningful savings to Tier 1 semi-conductor capital equipment OEM's who are considering outsourcing their vacuum robotics systems to BRKS. We believe this acquisition will create a company with enough capability and scale to accelerate this outsourcing process.

        o HELX's field service capabilities will enable BRKS to more rapidly grow this profitable, stable source of recurring revenue.

        o We believe the overall management of the combined company will be strengthened through the merger, with BRKS bringing strong financial management and HELX strong operating and global manufacturing management.

        o Because the combined company will be one of the largest semiconductor capital equipment subsystems suppliers, we hope shareholders might enjoy greater liquidity and higher valuations.

        o Finally, we observed at Semicon West this week that the two CEO's of the companies already work very well together. We think the risk of friction is exceptionally low, both because the business lines are complementary and because of the flexible, accommodating personalities of the two CEO's.

Item 5. Interest in Securities of the Issuer.

        (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting and dispositive power over 194,350 common shares of BRKS.

        (c)   Date      Shares Bought     Price
            -------     -------------     -----
            6/14/05        18,000         15.74
            7/11/05        20,800         14.66
            7/14/05        18,750         15.39

        (d) N/A

        (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits

        N/A

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


      July 15, 2005                 /s/ DAVID NIERENBERG
                                    ------------------------------------------
                                    David Nierenberg
                                    President
                                    Nierenberg Investment Management
                                    Company, Inc., the General Partner of
                                    The D3 Family Bulldog Fund, L.P.